August 12, 2011
United States Securities and Exchange Commission
Mr. Karl Hiller, Branch Chief
Washington, D.C. 20549
Re: Atlas Resources Public 17-2008 (B) L.P.
Form 10-K for the Year Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 13, 2011
Response Letter Dated July 14, 2011
File No. 0-53507
Dear Mr. Hiller,
This letter is submitted on behalf of Atlas Resources Public 17-2008 (B) L.P. (the “Partnership”) in response to your letter dated August 10, 2011 with respect to the above referenced Form 10-K for the year ended December 31, 2010 and Form 10-Q for quarter ended March 31, 2011, for the Partnership. For your convenience, we first restate your comment in bold and italics and then provide the Partnership’s response. Proposed edits and additions to the contents of the original filings are shown as deleted or bolded and italicized text, respectively. The Partnership is simultaneously filing its amended Form 10-K and Form 10-Q which also reflect the responses from the Partnership’s July 14, 2011 response letter.
Form 10-K for the Fiscal year Ended December 31, 2010
Engineering Comments
Natural Gas and Oil Reserve Information, page 6
1.
We have read your response to prior comment six from our letter dated June 30, 2011, concerning your disclosure on page 6, referring to the new oil and gas reserve and disclosure requirements, stating “The Partnership adopted these revised requirements December 31, 2009.” If you are electing not to provide the information described in Item 1202(a)(7) of Regulation S-K, please expand your disclosure to clarify that you are not disclosing qualifications of an internal technical person primarily responsible for overseeing the preparation of your reserve estimates.

The Partnership has amended its Form 10-K to include the following disclosures on page 7: Our MGP reservoir engineer maintains oversight and compliance responsibility for the internal reserve estimation process and provides oversight for the annual audit of our year-end reserves by our independent third party engineers, Wright and Co. Inc. The MGP reservoir engineer has 11 years of reservoir engineering/management experience and is a member of the Society of Petroleum Engineers.

The Partnership hereby acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;
•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;
Atlas Resources Public 17-2008 (B) L.P.
By: Atlas Resources, LLC, Managing General Partner

By:	/s/ Sean P. McGrath
Sean McGrath
Chief Financial Officer

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